Exhibit 99.1

For Ministry Use Only À I’usage exclusif du ministére	Ontario Corporation Number Numéro de la société en Ontario

1718312
Form 3 Business Corporations Act
Formule 3 Loi sur les sociétés par actions
ARTICLES OF AMENDMENT STATUTS DE MODIFICATION
1.	The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS) Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT):

GOLDCORP INC.
2.	The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS) Nouvelle dénomination sociale de la société (s’il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT):

N/A
3.	Date of incorporation/amalgamation:

Date de la constitution ou de la fusion:
2006/12/01
(Year, Month, Day)
(année, mois, jour)
4.	Complete only if there is a change in the number of directors or the minimum / maximum number of directors. II faut remplir cette partie seulement si le nombre d’administrateurs ou si le nombre minimal ou maximal d’administrateurs a changé.

Number of directors is/are:		minimum and maximum number of directors is/are:
Nombre d’administrateurs:		nombres minimum et maximum d’administrateurs:

Number		minimum	and	maximum
Nombre		minimum	et	maximum

	or ou	3		12
5.	The articles of the corporation are amended as follows: Les statuts de la société sont modifiés de la façon suivante:
1.	Increasing the maximum number of directors of the Company from 10 directors to 12 directors.
07119 (2008/6)  © Queen’s Printer for Ontario, 2008 / © Imprimeur de la Reine pour I’Ontario, 2008

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6.	The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act.

La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la Loi sur les sociétés par actions.
7.	The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on

Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le
2011 May 18
(Year, Month, Day)
(année, mois, jour)
These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.
GOLDCORP INC.
(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société-de l’article un à la page une).

By/
Par:

/s/ Anna M. Tudela		Corporate Secretary

(Signature)		(Description of Office)
(Signature)		(Fonction)
Anna M. Tudela
07119 (2008/6)

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